UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 17)

Barnes & Noble, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

067774109
(CUSIP Number) Leonard Riggio c/o Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011 (212) 633-3300 with a copy to:

Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 Attention: Jay M. Dorman Telephone (212) 541-2018
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 10, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

 _______________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Leonard Riggio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) □
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,594,491
	8	SHARED VOTING POWER

3,745,168
	9	SOLE DISPOSITIVE POWER

8,594,491
	10	SHARED DISPOSITIVE POWER

3,745,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,052,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%
14	TYPE OF REPORTING PERSON

IN

    Introductory Statement
This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) is being filed by Leonard Riggio (the “Reporting Person” or “Mr. Riggio”), to amend the Item specified below in the Reporting Person’s Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) and (b)  The beneficial ownership percentages used herein are calculated based upon the 76,264,375 shares of Common Stock issued and outstanding as of August 19, 2015, as reported in the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 24, 2015.  The share amounts used herein are as of September 11, 2015 after giving effect to the purchase reported in (c) below.

Mr. Riggio is the beneficial owner of 13,052,132 shares, or 17.1%, of the Common Stock.  Mr. Riggio is the direct beneficial owner of 8,594,491 shares of Common Stock.  Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares.  Mr. Riggio and his wife, Louise Riggio (“Mrs. Riggio”), are the indirect beneficial owners of the 2,316,668 shares of Common Stock owned by LRBKS Holdings, Inc., a Delaware corporation owned by Mr. Riggio and Mrs. Riggio (“LRBKS”) and have the power to direct the vote and disposition of the shares owned by LRBKS.  Mr. Riggio and Mrs. Riggio are the indirect beneficial owners of 1,428,500 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust.  An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement.  Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of:  (i) his death or termination of employment with the Company; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock).  Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

(c)  On September 10 and September 11, 2015, Mr. Riggio purchased an aggregate of 1,000,000 shares of Common Stock in multiple open market transactions at per share prices ranging from $12.27 to $12.91, inclusive, with a weighted average price of $12.5908 per share.
Except as reported herein, no transactions in the Common Stock were effected by the Reporting Person during the 60 days prior to and including the date of the filing of this Amendment No. 17.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2015

/s/ Leonard Riggio
Leonard Riggio